FIRST ALBANY COMPANIES INC

Stock Bonus Plan

Form 11-K

As of December 31, 2002 and 2001

and for the Plan Year Ended

December 31, 2002

Securities and Exchange Commission

Washington, DC 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Or

Transition Report Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

Commission file number 014140

First Albany Companies Inc. Stock Bonus Plan

(Title of Plan)

First Albany Companies Inc.

(Issuer of Securities)

30 South Pearl Street

Albany, New York 12201

(518) 447-8500

(Address of Principal Executive Office)

I.R.S. Employer I.D. No. 22-2655804

ITEMS

Item 4. Financial Statements and Schedules

A.    Statements of net assets available for plan benefits

                  as of December 31, 2002 and 2001

B.    Statement of changes in net assets available for plan benefits for the year ended December 31, 2002

C.    Notes to financial statements

D.    Schedule of assets held for investment purposes as of December 31, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                    First Albany Companies Inc.

                                                                    Stock Bonus Plan

DATE:  June 13, 2003                         BY:  /s/ ALAN P. GOLDBERG

                                                           Alan P. Goldberg

                                                           Member of the Administrative

                                                           Committee

THE FIRST ALBANY COMPANIES INC.

STOCK BONUS PLAN

Financial Statements and Schedules as of December 31, 2002 and 2001 and for the Plan Year Ended December 31, 2002

TABLE OF CONTENTS	Page

FINANCIAL STATEMENTS
Statements of net assets available for plan benefits	1

Statement of changes in net assets available for plan benefits	2

Notes to financial statements	3-5

SUPPLEMENTAL SCHEDULES
Schedule of assets held for investment purposes as of December 31, 2002 Schedule I*	6

Refers to the schedule in Form 5500 (Annual Return/Report of Employee Benefit Plan) forplan year ended December 31, 2002.

FIRST ALBANY COMPANIES INC.

STOCK BONUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

ASSETS	December 31, 2002	December 31, 2001
------------------------------------------------------------------------------------------

Investments, at fair value (Note 3)	$ 92,911	$ 73,658
Cash and cash equivalents	10,468	7,883
	-----------------	-----------------
Net assets available for plan benefits	$ 103,379	$ 81,541
	===========	===========

The accompanying notes are an integral

part of the financial statements.

FIRST ALBANY COMPANIES INC.

STOCK BONUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the year ended	December 31, 2002
-----------------------------------------------------------------------------
Additions to net assets attributed to:
Contributions from:
Employees	$ -
Employer	-
----------------
-
Net appreciation in the fair value of investments	19,253
Dividend/interest income	2,585
----------------

Total net gain & additions	21,838
----------------

Deductions from net assets attributed to:
Benefits paid to:
Terminated participants	-
----------------

Total benefits paid	-
----------------

Net increase (decrease)	21,838

Net assets available for plan benefits:
Beginning of year	81,541
----------------
End of year	$ 103,379
============

The accompanying notes are an integral

part of the financial statements.

FIRST ALBANY COMPANIES INC.

STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the First Albany Companies Inc. (the "Company") Stock Bonus Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. Plan Termination

The Company terminated the Stock Bonus Plan effective December 31, 1999. During 2000, the Company received a letter from the Internal Revenue Service determining that the termination of the Stock Bonus Plan does not adversely affect its qualification for federal tax purposes, and distributed substantially all of the assets of the Stock Bonus Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All costs and fees incurred in administering the Plan are borne by the Company, which is the Plan administrator and custodian.

No Report of Independent Accountant is required since there were less than 100 participants in the plan during 2002.

b. Contributions

As a result of the termination of the Plan, there are no contributions being made to the Plan.

c. Participants Accounts

Each remaining participant's account is credited with an allocation of Plan earnings based on participant account balances, as defined. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.

d. Vesting

Each remaining participant is 100 percent vested in their account balance.

e. Payment of Benefits

Upon final distribution, participants will receive payment, in cash or shares, of their vested benefits in a lump-sum distribution equal to the value of their accounts as of the valuation date, as defined in the Plan.

FIRST ALBANY COMPANIES INC.

STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

2.  Significant Accounting Policies

a.  Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

b. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, which is based upon quoted market prices in the over-the-counter market.

The Plan is limited to investing solely in the common stock of the Company, except that interim short-term investments may be made pending purchase of the Company's stock.

The Plan presents, in the statements of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

d. Payments of Benefits

Benefits are recorded when paid.

FIRST ALBANY COMPANIES INC.

STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

3. Investments

The Plan's investment portfolio consists of the following as of December 31, 2002:

	Cost	At Quoted Fair Value
	----------------	----------------
Common Stock:
First Albany Companies Inc.	$ 68,975	$ 92,911

The number of shares of First Albany Companies Inc. common stock as of December 31, 2002 was 13,311. The realized net gain based on average cost was $ 0 and the unrealized net gain or (loss) based on average cost was $19,253 for the year ended December 31, 2002.

The Plan's investment portfolio is subject to daily market price fluctuations. Since the entire investment portfolio consists of the Company's common stock, the Plan's portfolio may be exposed to risk in the event of a decline in the market value of the Company's stock.

4. Forfeitures

Due to the termination of the Plan there were no forfeited non-vested accounts at December 31, 2002.

5. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 26, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

FIRST ALBANY COMPANIES INC.

STOCK BONUS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

As of December 31, 2002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of investment	Cost	Current Value
-------------------------------------------------------------------------
*	First Albany Companies Inc.	Common stock
		($0.01 - par value)	$ 68,975	$92,911
			=========	=========

 The supplemental schedule refers to schedule I in Form 5500 (Annual Return/Report of Employee Benefit Plan).

*  A party-in-interest as defined by ERISA.

EXHIBIT 99

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Each of the undersigned officers of First Albany Companies Inc., a New York corporation (the "Company"), does hereby certify to such officer's knowledge that:

The Annual Report on Form 11-K for the year ended December 31, 2002 (the "Form 11-K") of the First Albany Companies Inc. Stock Bonus Plan fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 13, 2003              /s/ ALAN P. GOLDBERG
                                              Alan P. Goldberg
                                              Co-Chief Executive Officer, First Albany Companies Inc.
                                              Member of the Administrative Committee

Dated:   June 13, 2003           /s/ STEVEN R. JENKINS
                                              Steven R. Jenkins
                                              Chief Financial Officer, First Albany Companies Inc.
                                              Member of the Administrative Committe